

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2025

Jeffrey Magids
Vice President and Chief Financial Officer
Berry Corp
16000 Dallas Parkway, Suite 500
Dallas, Texas 75248

>   **Re: Berry Corp**
>   **Form 10-K for Fiscal Year Ended December 31, 2024**
>   **Filed March 13, 2025**
>   **File No. 001-38606**

Dear Jeffrey Magids:

　　We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Energy & Transportation